Exhibit 99.2

Tekmira Pharmaceuticals to Commence Trading on the

NASDAQ Capital Market under Symbol “TKMR”

For immediate release:	November 15, 2010

VANCOUVER, BC — Tekmira Pharmaceuticals Corporation (TSX: TKM), a leader in RNA interference (RNAi) therapeutics, announced today that its common shares will begin trading on the NASDAQ Capital Market on Monday, November 15, 2010, under the symbol “TKMR”. The Company’s common shares will continue to trade on the Toronto Stock Exchange.

Dr. Mark J. Murray, Tekmira’s President and CEO, said “We are pleased to begin trading on the NASDAQ. This is an important step and supports our strategy as a leader in the exciting field of RNAi therapeutics. Our NASDAQ listing will provide increased exposure for Tekmira as we continue to develop our RNAi product candidates and support the work of our collaboration partners using our leading lipid nanoparticle delivery technology.”

Tekmira will provide a corporate update during its third quarter conference call and webcast on Monday, November 15, 2010 at 1:30 pm Pacific Time (4:30 pm Eastern Time).

About RNAi and Tekmira’s LNP Technology

RNAi therapeutics have the potential to treat a broad number of human diseases by “silencing” disease causing genes. The discoverers of RNAi, a gene silencing mechanism used by all cells, were awarded the 2006 Nobel Prize for Physiology or Medicine. RNAi therapeutics, such as “siRNAs,” require delivery technology to be effective systemically. LNP technology is one of the most widely used siRNA delivery approaches for systemic administration. Tekmira’s LNP technology (formerly referred to as stable nucleic acid-lipid particles or SNALP) encapsulates siRNAs with high efficiency in uniform lipid nanoparticles which are effective in delivering RNAi therapeutics to disease sites in numerous preclinical models. Tekmira’s LNP formulations are manufactured by a proprietary method which is robust, scalable and highly reproducible and LNP-based products have been reviewed by multiple FDA divisions for use in clinical trials. LNP formulations comprise several lipid components that can be adjusted to suit the specific application.

About Tekmira

Tekmira Pharmaceuticals Corporation is a biopharmaceutical company focused on advancing novel RNAi therapeutics and providing its leading LNP delivery technology to pharmaceutical partners. Tekmira has been working in the field of nucleic acid delivery for over a decade and has broad intellectual property covering LNPs. Further information about Tekmira can be found at www.tekmirapharm.com. Tekmira is based in Vancouver, B.C.

Forward-looking Statements and Information

This press release contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). Forward-looking statements are generally identifiable by use of the words “believes,” “may,”

“plans,” “will,” “anticipates,” “intends,” “budgets”, “could”, “estimates”, “expects”, “forecasts”, “projects” and similar expressions, and the negative of such expressions. Forward-looking statements in this news release include statements about Tekmira’s common shares trading on NASDAQ, Tekmira’s strategy, future operations, prospects, and the plans of management; Tekmira’s RNAi (ribonucleic acid interference) product development programs; and Tekmira’s agreements with third parties.

With respect to the forward-looking statements contained in this news release, Tekmira has made numerous assumptions regarding, among other things: NASDAQ’s approval of Tekmira’s listing application will result in trading of its common shares on NASDAQ; LNP’s status as a leading RNAi delivery technology and Tekmira’s research and development capabilities and resources. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Additionally, there are known and unknown risk factors which could cause Tekmira’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein. Known risk factors include, among others: the possibility that other organizations have made advancements in RNAi delivery technology that Tekmira is not aware of and preclinical or clinical trials may not generate results that warrant future development of the RNAi product candidate.

A more complete discussion of the risks and uncertainties facing Tekmira appears in Tekmira’s Annual Information Form dated March 31, 2010 available at www.sedar.com. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Tekmira disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

Contact Information

Investors

Adam Peeler

The Equicom Group

Phone: 416-815-0700 x 225

Email: apeeler@equicomgroup.com

Ian Mortimer

Executive Vice President and Chief Financial Officer

Phone: 604-419-3200

Media

David Ryan

Longview Communications Inc.

Phone: 604-694-6031

Email: dryan@longviewcomms.ca